Exhibit 99.1

JinkoSolar Announces Strategic Plan of its Subsidiary to Access China’s Capital Markets

SHANGRAO, China, Sept. 21, 2020 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its board of directors has approved a strategic plan to access China’s capital markets through its principal operating subsidiary Jinko Solar Co., Ltd. (“Jiangxi Jinko”).

JinkoSolar is considering the opportunity to list Jiangxi Jinko, after certain intragroup restructuring, on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”), an exchange intended to support innovative companies in China, within the next three years.

To qualify Jiangxi Jinko for a STAR Market listing and to raise additional capital to support its continuous expansion, the board has also approved an equity financing of Jiangxi Jinko, under which certain China-based reputable third-party investors, JinkoSolar’s founders, Xiande Li, Kangping Chen and Xianhua Li, and senior management personnel have agreed to invest an aggregate of RMB 3.1 billion (approximately US$ 458 million) into Jiangxi Jinko for an aggregate of 26.7% equity interest in Jiangxi Jinko. The transaction has been negotiated at arm’s length at a pre-money valuation of Jiangxi Jinko’s equity value of RMB 8.5 billion (approximately US$1.26 billion), which is 15.6% higher than JinkoSolar’s market capitalization on September 18, 2020, and 45.4% higher than JinkoSolar’s average market capitalization for the 90 days preceding September 18, 2020. The transaction is subject to customary closing conditions and is expected to be completed by the end of October 2020.

Mr. Kangping Chen, Chief Executive Officer of JinkoSolar, commented, “Listing Jiangxi Jinko on the STAR Market will enable it to access a new source of growth capital, which we believe will ultimately strengthen our leading position in the solar module industry and support our continuous growth over the long run. We believe the listings of JinkoSolar on the New York Stock Exchange and Jiangxi Jinko on the STAR Market will raise our profile with investors both in China and globally and provide us with additional opportunities to grow in the future.”

Whether Jiangxi Jinko is able to be successfully listed on the STAR Market, the timing of the listing, and its valuation upon listing will depend on various factors, including but not limited to capital market conditions in China and globally, the regulatory environment for listed securities, Jiangxi Jinko’s business and financial performance and its fulfillment of the listing requirements in China.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes it solar products and sells its solutions and services to a diversified international utility, commercial, and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 17.5 GW for silicon wafers, 10.6 GW for solar cells, and 16.0 GW for solar modules, as of March 31, 2020.

JinkoSolar has 7 production facilities globally, and 14 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, and Australia, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland, and Argentina.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Ripple Zhang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3105

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com